UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION
UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR
SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND
15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Commission File No. 333-46607-12	Commission File No. 333-46607

WERNER HOLDING CO. (PA), INC.	WERNER HOLDING CO. (DE), INC.
(Exact name of Co-registrant as specified in its charter)	(Exact name of Co-registrant as specified in its charter)

93 Werner Rd.	1105 North Market St., Suite 1300
Greenville, Pennsylvania 16125	Wilmington, Delaware 19899
(Address of principal executive offices)	(Address of principal executive offices)

(724) 588-2550	(302) 478-5723
(Co-registrant’s telephone number including area code)	(Co-registrant’s telephone number including area code)

10% Senior Series A Subordinated Notes due 2007
(Title of each class of securities covered by this Form)

None
(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)(i)	☐	Rule 12h-3(b)(1)(i)	☐
Rule 12g-4(a)(1)(ii)	☐	Rule 12h-3(b)(1)(ii)	☐
Rule 12g-4(a)(2)(i)	☐	Rule 12h-3(b)(2)(i)	☐
Rule 12g-4(a)(2)(ii)	☐	Rule 12h-3(b)(2)(ii)	☐
		Rule 15d-6	☒

Approximate number of holders of record as of the certification or notice date:           41

Pursuant to the requirements of the Securities Exchange Act of 1934 Werner Holding Co. (PA), Inc. and Werner Holding Co. (DE), Inc., the co-registrants, have caused this certification/notice to be signed on their behalf by the undersigned duly authorized person.

WERNER HOLDING CO. (PA), INC.

Date: March 30, 2005	By:	/s/ LARRY V. FRIEND

Larry V. Friend, Vice President, Chief Financial Officer and Treasurer

WERNER HOLDING CO. (DE), INC.

Date: March 30, 2005	By:	/s/ LARRY V. FRIEND

Larry V. Friend, Vice President, Chief Financial Officer and Treasurer

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